UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2015

Comission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

BANCOLOMBIAS.A. ANNOUNCES CALL OF THE GENERAL SHAREHOLDERS MEETING

Medellín, Colombia, February 18, 2015

The CEO of BANCOLOMBIA S.A. called the common stockholders to the General Shareholders Meeting that will take place on Friday, March 20, 2015, at 10:00 a.m., at the Intercontinental Hotel, located at the following address: Calle 16 Nº 28 - 51 km 5 Via Las Palmas in the city of Medellin, Colombia .

The proposed agenda for the above mentioned meeting is as follows:

1.	Quorum check.

2.	Reading and approval of the agenda.

3.	Election of commission for vote count, and approval and signing of the minutes of the meeting.

4.	Report of the Board of Directors and the CEO.

5.	Report of Corporate Governance.

6.	Report of the Audit Committee.

7.	Individual and Consolidated Financial Statements as of December 31, 2014.

8.	Report of the External Auditor.

9.	Consideration and approval of the Individual and Consolidated Financial Statements and the Reports of the Board of Directors and the CEO.

10.	Proposal of the Board of Directors on Profit Distribution.

11.	Proposal for the appropriations and compensation of the External Auditor.

12.	Proposal for the election of the Financial Consumer Representative.

13.	Proposal for donations.

In accordance with Colombian law, public information of the Bank will be available beginning February 27, 2015 at its headquarters located in the city of Medellin in the following address: Carrera 48 N° 26 – 85, Torre Sur, First Floor. The schedule that the bank has established to exercise the right of inspection will be from Monday to Friday 8:00 a.m. to 12:00 noon and 2:00 p.m. to 4:00 p.m.

The shareholders may be represented at the General Shareholders Meeting by a representative with a written power of attorney in accordance with Colombian law.

Powers of Attorney cannot be granted to bank employees, or to any other party directly or indirectly related with the management of the bank.

CARLOS RAÚL YEPES JIMÉNEZ

CEO

Contacts
Jaime A. Velásquez	Jose Humberto Acosta	Alejandro Mejía
Strategy and Finance VP	Financial VP	IR Manager
Tel.: (574) 4042199	Tel: (571) 4885934	Tel.: (574) 4041837

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)

Date: February 18, 2015	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Strategy and Finance